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Exhibit 4.2

                          ACTION OF BOARD OF DIRECTORS
                               USA TALKS.COM, INC.
                                 AUGUST 18, 1999


         On notice as provided in the Company's by-laws, a Board of Directors meeting was held on the 18th day of August 18, 1999 beginning at 4 p.m. at the Company's offices. The following Directors were present: Allen J. Portnoy, Stephen A. Storey, and Spencer Kissell; which constituted a quorum.

         Be it resolved that Roger Remillard's consulting agreement entered into as of January 1, 1999, is herewith ratified. Under the terms of the agreement, Mr. Remillard shall be compensated the sum of $937,500 for a minimum period ending December 31, 1999. At the election of Remillard, part or all of the compensation may be due and payable in advance, and may be paid in equivalent value of the Company's Common Stock, provided that such Stock shall be free from all restrictions as to transferability and marketability. Mr. Remillard has indicated in writing that he wishes to make the election to be paid in the equivalent value of $937,500 in the Company's common stock as of the close of trading this date. Accordingly, it is hereby resolved to issue Mr. Remillard a total of 1,500,000 shares of stock and to proceed immediately to register the shares pursuant to the provisions of an S-8 registration statement to be filed with the Securities and Exchange Commission on August 19, 1999.

         A fully executed copy of this resolution shall be filed in the corporate minute book.

August 18, 1999


/s/ Allen J. Portnoy
---------------------------
Allen J. Portnoy, Secretary